Exhibit 107

Calculation of Filing Fee Tables

Form S-3
(Form Type)

Molekule Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)		Proposed Maximum Offering Price Per Share		Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Equity	Common stock, $0.01 par value per share		1,500,000	(2)	$3.29	(3)	$4,935,000.00	$110.20 per $1,000,000	$543.84
Equity	Common stock, $0.01 par value per share		1,500,000	(4)	$3.29	(3)	$4,935,000.00	$110.20 per $1,000,000	$543.84
Total Offering Amounts									$1,087.68
Total Fee Offsets									$0
Net Fee Due									$1,087.68

(1) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this registration statement also covers such additional shares of the common stock, par value $0.01 per share (the “common stock”) of the registrant, as may be issued to prevent dilution from stock splits, stock dividends and similar transactions. The common stock is being registered pursuant to a registration rights agreement, dated as of June 26, 2022 (together with any joinder thereto from time to time, the “PIPE Registration Rights Agreement”), by and between the registrant and the holders party thereto.

(2) Represents 1,500,000 shares of common stock, issued to the selling stockholder on June 29, 2022.

(3) Pursuant to Rules 457(c) under the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum offering price per share is the average of the high and low prices reported for the registrant’s common stock quoted on the Nasdaq Capital Market on Monday, January 9, 2023.

(4) Represents 1,500,000 shares of Common Stock issuable upon the exercise of a warrant to purchase up to 1,500,000 shares of common stock at an exercise price of $11.00 per share. The warrant was issued to the selling stockholder on June 29, 2022.